11.3
5
Konecranes Terex Merger
Creating a Global Lifting & Material Handling
Solutions Leader
August 11, 2015
Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

Cautionary Statement on Forward-Looking Statements: This document contains forward-looking statements regarding future events, including statements regarding Terex Corporation (“Terex”) or Konecranes Plc (“Konecranes”), the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,”
“estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-
looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.
Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and
Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’s public filings with the SEC and Konecranes’ annual and interim reports. Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.
Non-GAAP Measures: This document refers to various non-GAAP (generally accepted accounting principles) financial measures. Terex and
Konecranes believe that this information is useful to understanding the operating results and ongoing performance of the underlying businesses of Terex and Konecranes without the impact of special items. These non-GAAP financial measures are identified where appropriate. Please also refer to Terex’s fourth quarter 2014 earnings release on the Investor Relations section of its website
www.terex.com for a description and/or reconciliation of these measures for Terex.
Konecranes reports under IFRS and Terex under U.S. GAAP - no adjustments have been made between IFRS and U.S GAAP accounting standards.
Forward-Looking Statements & Accounting
Standards

This document relates to the proposed merger of Terex Corporation (“Terex”) and Konecranes Plc (“Konecranes”), through which all of
Terex’s common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for the Preliminary Prospectus included in the Registration Statement on Form F-4 (the
“Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT
DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH
FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN
IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION
REGARDING THE PROPOSED MERGER.
The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the
SEC’s website (www.sec.gov) or by writing to Konecranes, P.O. Box 661 (Koneenkatu 8), FI-05801 Hyvinkää, Finland or Elizabeth Gaal
Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880.
Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes’ directors and executive officers is available in
Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex's directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex's directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.
Important Additional Information

Merger Summary
Structure and Exchange Ratio
▪ Stock-for-stock merger of equals
▪ Terex shareholders receive 0.80 Konecranes shares for each existing share
▪ €1.4bn / $1.5bn share buyback plan intended to be executed within 24 months after closing

Ownership	▪ 60% by Terex shareholders; 40% by Konecranes shareholders
Governance	▪ Konecranes Chairman to become Chairman ▪ Terex CEO to become CEO ▪ 9 member Board (5 directors to be nominated by Terex and 4 to be nominated by Konecranes)
Name / Listing / Location(s)	▪ Company name: Konecranes Terex ▪ Expected dual listing: Nasdaq Helsinki and NYSE ▪ Incorporation: Finland ▪ Main offices: Hyvinkää (Finland), Westport (United States)
Operational & Financial Benefits
▪ Adj. 2014 sales of €7.5bn / $10.0bn and adj. EBITDA of €636m / $845m (excl. synergies)
▪ Accretive to both companies’ shareholders in first full year
▪ At least €110m / $121m incremental EBIT from industrial and operational synergies, implemented within 3 years from closing; €110m / $121m implementation expenses
▪ Additional €32m / $35m post-tax income benefit from financing, cash management and structure optimization, implemented within first year after closing

Conditions / Timing	▪ Terex and Konecranes shareholder votes ▪ Regulatory authority approvals and other closing conditions described in the announcement release ▪ Expected closing during the first half of 2016
USD:EUR exchange rate of 0.91 as at 7 August 2015. 2014 financials converted at average 2014 USD:EUR exchange rate of 0.75.
Konecranes reports under IFRS and Terex under U.S. GAAP - no adjustments have been made between IFRS and U.S GAAP accounting standards.

Combination Benefits – Overview
▪ Well-balanced business and geographic profile
▪ A global leader in key categories accounting for 92% of sales: Industrial
 Lifting, Port Solutions, Aerial Work Platforms, Cranes, Materials Processing
▪ Excellent platform for further sustained growth through maintenance services offering
▪ Family of leading brands
▪ Critical scale for further technology development as well as continued
 portfolio development with focus on businesses with strong technology and service content / potential
▪ Lean organization offering significant upside from market recovery
▪ Excellent value creation opportunity from synergy realization

Aerial Work
Platforms
Industrial Lifting & Port Solutions
Port Solutions
Cranes
Industrial Lifting
Materials
Processing
Global Leader in Key Categories

Construction

DEMAG
KONECRANES
STAHL CraneSystems
TEREX DONATI
R&M MATERIALS HANDLING INC
MORRIS CRANE SYSTEMS
SWF KRANTECHNIK
VERLINDE LIFTING EQUIPMENT
三马起重 SANMA HOISTS & CRANES

KONECRANES
TEREX
TEREX | GOTTWALD

Genie A TEREX BRAND

TEREX
TEREX | DEMAG

POWERSCREEN A TEREX BRAND
CBI A TEREX BRAND
TEREX | FINLAY

TEREX
TEREX | FUCHS
TEREX Services

Industrial Lifting
Aerial Work Platforms
Cranes
Materials Processing
Other Categories
Port Solutions
Family of Leading Brands

Leading brands in multiple channels

MP 9%
AWP 32%
MHPS 24%
Cranes 24%
AWP 23%
Cranes 18%
IL&PS 45%

Service Intensity

Geographic Mix

RoW 28%
Americas 38%
Europe 34%
RoW 26%
Europe 38%
RoW 27%
Americas 37%
Europe 36%

The result is a stronger more competitive global lifting and material handling company

Terex	Konecranes	Konecranes Terex
Well-Balanced Business and Geographic Profile

Construction
11%
Equipment &
Service
100%
Business Mix
Service
42%
Service
18%
Americas
36%
Service
24%
Construction
8%
MP
6%
Based on 2014 financials; converted at average USD:EUR exchange rate of 0.75.
(1) “Industrial Lifting & Port Solutions” includes Terex MHPS and Konecranes.
(1)

$6,158
$6,982
$7,084
$7,309
2011A
2012A
2013A
2014A

€ 1,896
€ 2,172
€ 2,100
€ 2,011
2011A
2012A
2013A
2014A

Macro Situation
Financial Performance
Terex Revenue ($m)
Konecranes Revenue (€m)
USD:EUR exchange rate of 0.91 as at 7 August 2015.
(1) Adjusted to include the revenues of Demag Cranes AG for the period prior to acquisition (1 January - 15 August).
Global Leader in Lifting and Material Handling
Created at the Right Time
▪ Global growth remains muted
 − Developed markets sluggish
 − Developing markets weak
▪ Uncertainty across numerous end markets
 − Commodities weak
 − Non-residential construction depressed
 − Residential construction recovering slowly
▪ Currencies volatile
 − Headwind for US exports
 − Tailwind for EU exports
 − Translation impacts
▪ Equipment fleets aging
 − Opportunities in service
 − Replacement demand building
▪ Aging industrial workforce
 − In-house technical expertise retiring
 − Opportunities for service growth

$7,068(1)

Combination Benefits –
Industrial Lifting and Port Solutions Deep Dive (1/2)
▪ Creates a global service organization of critical mass and scope
 − Enlarged combined installed base provides better opportunity to offer service capabilities
 − Major growth potential from digital services
 − Combination of strong stand-alone service networks and concepts achieves critical mass to unlock the ca. €7.0bn / $7.7bn in-house service market
 − Offers opportunity to deploy combined service expertise across entire group
▪ Consolidates complementary Port segment technological and marketing capabilities into complete product offering with global reach
 − Ability to offer comprehensive port solutions to customers globally based on highly complementary product portfolios
 − Credibility to further step up from individual product tenders to strategic customer dialogue
 − Critical mass to unlock significant cross selling opportunities e.g. through investment in key account management

USD:EUR exchange rate of 0.91 as at 7 August 2015.

Combination Benefits –
Industrial Lifting and Port Solutions Deep Dive (2/2)
▪ Scale benefits and synergies enable industrial lifting to remain competitive vs. intensifying global competition
 − Optimization of manufacturing footprint enables necessary production cost savings
 − Scale benefits in sourcing needed to counter cost advantage of LCC competition
▪ Truly global footprint based on complementary geographic profiles enhances growth outlook
 − Konecranes' strengths in Northern Europe, North America and China vs. Terex MHPS' strengths in
 Germany, Southern Europe, South America and Southeast Asia improve ability to serve global customers
 − Critical mass in emerging markets
▪ Creates critical mass for future technology development
 − Industry-leading resources for continued technology development, incl. automation and software
 − Technology leadership of increasingly critical importance to sustain viability of manufacturing in higher cost regions
 − Significant scale benefits enhance R&D efficiency
 − Combination preserves technology development heritage of both businesses

Run-Rate (After-Tax)
Overview of Synergies
Synergy Value Creation Opportunities
Procurement	▪ Supply chain optimization ▪ Insourcing/ outsourcing ▪ Freight and logistics efficiency	~30%
Operations	▪ Manufacturing footprint ▪ Capacity utilization	~20%
SG&A	▪ SG&A efficiencies ▪ IT system consolidation ▪ Engineering and R&D optimization	~20%
Corporate / Financial	▪ Corporate consolidation ▪ Organizational/ structure optimization ▪ Efficient capital structure	~30%

Cross-selling and
further corporate /
financial
synergies
Procurement
Expected run-rate
net income benefit
~ €109m / $119m
Incremental
Upside
Share of After-tax
Run-Rate
USD:EUR exchange rate of 0.91 as at 7 August 2015.

 (1) Based on 2014 financials, converted at average 2014 USD:EUR exchange rate of 0.75.
 (2) Goal that combined company hopes to achieve in 3 - 4 years. Numbers based on mid-term outlook of Konecranes and Terex and joint synergy expectation without adjusting for accounting differences; for illustrative purposes. Converted at USD:EUR exchange rate of 0.91 as at 7 August 2015.
 (3) Including consolidation items.
 (4) “Industrial Lifting & Port Solutions” includes Terex MHPS and Konecranes.
Konecranes Terex Opportunity

Revenue
Operating Profit
Today(1)	Goal for Tomorrow(2)
Significant profitability upside from market, internal initiatives and synergies
3.4 / 4.5
1.8 / 2.4
1.3 / 1.8
0.5 / 0.7
0.6 / 0.8
€7.5bn / $10.0bn(3)
€9.6bn / $10.6bn
Construction
MP
Cranes
AWP
IL&PS(4)
0.2 / 0.2
0.2 / 0.3
0.1 / 0.1
0.0 / 0.1
0.0 / 0.0
€0.5bn / $0.6bn
€1.0bn / $1.1bn
Construction
MP
Cranes
AWP
IL&PS(4)

Transaction Financial Impact
▪ Accretive to both company’s shareholders in first full year through synergies and share buyback(1)
▪ Capital structure
 − Expected leverage of 2.3x net financial debt / EBITDA(2) in first year after completion
 − Committed financing in place to refinance existing bank facilities at both Terex and
 Konecranes as needed
▪ Liquidity
 − Combined liquidity of €1.2bn / $1.3bn(3) through cash on hand and undrawn revolvers
USD:EUR exchange rate of 0.91 as at 7 August 2015.
(1) Excluding transaction and integration costs. Assumes $1bn share buyback (split between $500m upfront and $500m in 2016E).
(2) Assumes $500m upfront share buyback.
(3) Assumes €478m / $524m (combined cash on hand) + €684m / $750m (undrawn revolver).

Capital Allocation
▪ The parties would seek to achieve free cash flow(1) generation of approximately
 €2.6bn / $2.8bn 2016-2018
▪ Konecranes dividend level of €1.05 / $1.15 per share intended to be maintained
▪ €1.4bn / $1.5bn share buyback plan to be financed partially from free cash flow and partially from new debt
▪ Intention to strengthen the balance sheet over time
▪ Continued focus on high-return investment in the business and portfolio optimization
USD:EUR exchange rate of 0.91 as at 7 August 2015.
(1) Cash flow defined as EBITDA - Capex.

Synergy Implementation Preparation Pre-closing
▪ Prior to closing, senior leaders of Konecranes and Terex will review detailed measures to maximize strategic, operational and financial benefits for the combined company and its shareholders
▪ Recommendation on specific implementation plan will be made before closing regarding financing, structure, geographic organization and set-up
▪ Upon completion, Board subcommittee to be established to oversee integration and implementation of recommendations
▪ Thorough preparation and accelerated implementation post-closing to ensure delivery of comprehensive synergy benefits as quickly as possible
▪ Target of €109m / $119m of annual after-tax benefits by the end of year 3; of this,
 €58m / $63m to be implemented within 12 months from closing

USD:EUR exchange rate of 0.91 as at 7 August 2015.

Conclusion
▪ Well-balanced business and geographic profile
▪ A global leader in key categories accounting for 92% of sales: Industrial
 Lifting, Port Solutions, Aerial Work Platforms, Cranes, Materials Processing
▪ Excellent platform for further sustained growth through maintenance services offering
▪ Family of leading brands
▪ Critical scale for further technology development as well as continued
 portfolio development with focus on businesses with strong technology and service content / potential
▪ Lean organization offering significant upside from market recovery
▪ Excellent value creation opportunity from synergy realization